UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549
                                  SCHEDULE l3D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 9)*


                      TRANS WORLD ENTERTAINMENT CORPORATION
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                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    89336Q100
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                                 (CUSIP Number)
                                                     with a copy to:
     Stephen Feinberg                                Robert G. Minion, Esq.
     299 Park Avenue                                 Lowenstein Sandler PC
     22nd Floor                                      65 Livingston Avenue
     New York, New York  10171                       Roseland, New Jersey  07068
     (212) 421-2600                                  (973) 597-2424
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 April 23, 2004
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note:   Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No.    89336Q100
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  1)   Names of Reporting Persons.  I.R.S. Identification Nos. of  above persons
       (entities only):

                                Stephen Feinberg
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  2)   Check the Appropriate Box if a Member of a Group (See Instructions):
             (a)                    Not
             (b)                 Applicable
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  3)   SEC Use Only
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  4)   Source of Funds (See Instructions):  WC
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  5)   Check if  Disclosure of  Legal Proceedings Is  Required Pursuant to Items
       2(d) or 2(e):         Not Applicable
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  6)   Citizenship or Place of Organization:    United States
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        Number of                        7) Sole Voting Power:            *
                                            ------------------------------------
        Shares Beneficially              8) Shared Voting Power:          *
                                            ------------------------------------
        Owned by
        Each Reporting                   9) Sole Dispositive Power:       *
                                            ------------------------------------
        Person With                     10) Shared Dispositive Power:     *
                                            ------------------------------------
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  11)  Aggregate Amount Beneficially Owned by Each Reporting Person:  6,466,381*
--------------------------------------------------------------------------------
  12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares  (See
       Instructions):      Not Applicable
--------------------------------------------------------------------------------
  13)  Percent of Class Represented by Amount in Row (11):     18.0%*
--------------------------------------------------------------------------------
  14)  Type of Reporting Person (See Instructions):       IA
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*    As  of  April 23, 2004,  1,389,750  shares  of  Trans  World  Entertainment
Corporation (the "Company") common stock, par value $0.01 per share (the "Common Stock"), were owned by Cerberus Partners, L.P., a limited partnership organized under the laws of Delaware ("Cerberus"); 628,080 shares of the Common Stock were owned by Cerberus Institutional Partners, L.P., a limited partnership organized under the laws of Delaware ("Institutional"); and 2,983,835 shares of the Common Stock were owned by Cerberus International, Ltd., a corporation organized under the laws of the Bahamas ("International"). In addition, as of such date, 1,464,716 shares of the Common Stock were owned in the aggregate by certain private investment funds (collectively, the "Funds"). Stephen Feinberg possesses sole power to vote and direct the disposition of all shares of the Common Stock
owned  by  each  of  Cerberus,  Institutional,   International  and  the  Funds.
Therefore, for the purposes of Regulation Section 240.13d-3, Stephen Feinberg is deemed to be the beneficial owner of 6,466,381 shares of the Common Stock, or 18.0% of the shares of Common Stock deemed to be outstanding as of April 23, 2004. See Item 5 for further information.

Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

          Based upon information set forth in the Company's Annual Report on Form 10-K for the fiscal year ended January 31, 2004, as of March 19, 2004 there were outstanding 35,903,947 shares of the Common Stock. As of April 23, 2004, 1,389,750 shares of the Common Stock were owned by Cerberus; 628,080 shares of the Common Stock were owned by Institutional; 2,983,835 shares of the Common Stock were owned by International; and 1,464,716 shares of the Common Stock were owned in the aggregate by the Funds. Stephen Feinberg possesses sole power to vote and direct the disposition of all shares of the Common Stock owned by each of Cerberus, Institutional, International and the Funds. Therefore, for the purposes of Regulation Section 240.13d-3, Stephen Feinberg is deemed to be the beneficial owner of 6,466,381 shares of the Common Stock, or 18.0% of the shares of Common Stock deemed to be outstanding as of April 23, 2004.

          The following table details the transactions in Common Stock, or securities convertible into, exercisable for or exchangeable for Common Stock, by Mr. Feinberg or any other person or entity controlled by him or any person or entity for which he possesses voting or investment control over the securities thereof (including Cerberus, Institutional, International and the Funds) since the filing of the Schedule 13D Amendment No. 8 as of March 5, 2004 (each of which were effected in an ordinary brokerage transaction):


                                   I. Cerberus
                                   -----------

                                   (Purchases)

                                      NONE


                                     (Sales)

          Date                       Quantity                   Price
          ----                       --------                   -----

      March 4, 2004                  11,000                     $10.50
      March 5, 2004                   1,300                      10.46
      March 12, 2004                  3,900                      10.50
      March 29, 2004                 28,700                      10.50
      April 5, 2004                   3,000                      10.50
      April 23, 2004                 46,000                      11.03

                                II. Institutional
                                -----------------

                                   (Purchases)

                                      NONE


                                     (Sales)

          Date                       Quantity                   Price
          ----                       --------                   -----

      March 4, 2004                    4,900                    $10.50
      March 5, 2004                      600                     10.46
      March 12, 2004                   1,800                     10.50
      March 29, 2004                  13,000                     10.50
      April 5, 2004                    1,350                     10.50
      April 23, 2004                  20,800                     11.29



                               III. International
                               ------------------

                                   (Purchases)

                                      NONE


                                     (Sales)

          Date                       Quantity                   Price
          ----                       --------                   -----

      March 4, 2004                   23,200                    $10.50
      March 5, 2004                    2,800                     10.46
      March 8, 2004                    1,500                     10.50
      March 12, 2004                   8,400                     10.50
      March 15, 2004                   1,300                     10.50
      March 26, 2004                   2,100                     10.45
      March 29, 2004                  61,700                     10.50
      April 5, 2004                    6,400                     10.50
      April 20, 2004                   4,500                     10.48
      April 23, 2004                  15,300                     11.03
      April 23, 2004                  83,200                     11.29

                                  IV. The Funds
                                  -------------

                                   (Purchases)

                                      NONE


                                     (Sales)

          Date                       Quantity                   Price
          ----                       --------                   -----


      March 4, 2004                  11,400                     $10.50
      March 5, 2004                   1,300                      10.46
      March 12, 2004                  4,100                      10.50
      March 29, 2004                 30,300                      10.50
      April 5, 2004                   3,150                      10.50
      April 23, 2004                 48,500                      11.03



                                    Signature
                                    ---------

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                      April 27, 2004


                                       /s/ Stephen Feinberg
                                      ------------------------------------------
                                      Stephen Feinberg,  in  his capacity as the
                                      managing  member of  Cerberus  Associates,
                                      L.L.C.,  the  general  partner of Cerberus
                                      Partners,  L.P.,  and  as  the  investment
                                      manager for each of Cerberus Institutional
                                      Partners,  L.P.,  Cerberus  International,
                                      Ltd. and certain private  investment funds



      Attention: Intentional misstatements or omissions of fact constitute
               Federal criminal violations (See 18 U.S.C. 1001).